# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LakeShore Biopharma Co., Ltd, CIK 0001946399
CUSIP: G9845F208
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Date of event which requires filing of this statement: 08/26/2025
Filed by CIK 0002078050
Persons authorized to receive notices and communications: Huaqin Xue, c/o Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 133 3571 1066; Oceanpine Capital Inc., c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong (K3), 000000, 86 (10) 6195 9000

## Reporting persons
- Huaqin Xue: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment (as defined below). Each ordinary share is entitled to one vote. Crystal Investment is a wholly owned subsidiary of Crystal Holdings (as defined below). Huaqin Xue is a director of both Crystal Investment and Crystal Holdings and is the sole shareholder of Crystal Holdings. Based on the foregoing, Huaqin Xue may be deemed to be the beneficial owner of the ordinary shares held by Crystal Investment.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment, which is wholly owned by Crystal Holdings. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Investment Inc. (CIK 0002078050): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Dave Liguang Chenn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 462,760; shared voting power 0; sole dispositive power 462,760; shared dispositive power 0; aggregate amount beneficially owned 462,760 (1.1% of the class)
  Comment: Each of row 7, 9 and 11 represents (i) 410,560 ordinary shares held by Oceanpine Investment (as defined below), and (ii) 52,200 ordinary shares held by Oceanpine Capital (as defined below). Each ordinary share is entitled to one vote. As Dave Liguang Chenn is the managing partner of both Oceanpine Investment and Oceanpine Capital, he may be deemed to be the beneficial owner of the ordinary shares held by Oceanpine Investment and Oceanpine Capital.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Investment Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC), other (OO); sole voting power 410,560; shared voting power 0; sole dispositive power 410,560; shared dispositive power 0; aggregate amount beneficially owned 410,560 (1% of the class)
  Comment: Each of row 7, 9 and 11 represents 410,560 ordinary shares held by Oceanpine Investment. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC), other (OO); sole voting power 52,200; shared voting power 0; sole dispositive power 52,200; shared dispositive power 0; aggregate amount beneficially owned 52,200 (0.1% of the class)
  Comment: Each of row 7, 9 and 11 represents 52,200 ordinary shares held by Oceanpine Capital. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: LakeShore Biopharma Co., Ltd
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Comment:
This statement on Schedule 13D constitutes Amendment No. 1 to the Schedule 13D on behalf of each of Huaqin Xue, Crystal Holdings and Crystal Investment filed as of July 22, 2025 (the "Original Schedule 13D"), and an initial Schedule 13D on behalf of each of Dave Liguang Chenn, Oceanpine Investment and Oceanpine Capital, with respect to the ordinary shares, par value $0.0002 per share (the "Ordinary Shares") of the Issuer.

Except as amended and supplemented herein, the Original Schedule 13D is unmodified and remains in full force and effect as to the applicable reporting persons thereof.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by the following Reporting Persons (as defined below) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

(i) Huaqin Xue;

(ii) Crystal Peak Investment Inc. ("Crystal Investment");

(iii) Crystal Peak Holdings Inc. ("Crystal Holdings")

(iv) Dave Liguang Chenn;

(v) Oceanpine Investment Fund II LP ("Oceanpine Investment"); and

(vi) Oceanpine Capital Inc. ("Oceanpine Capital" ) (collectively referred to herein as "Reporting Persons," and each, a "Reporting Person").

The general partner of Oceanpine Investment is Oceanpine Growth (Cayman) Limited ("Oceanpine Growth").

The name of each of the directors and executive officers of the Reporting Persons and Oceanpine Growth as of the date hereof, if any and not disclosed herein, is set forth in Schedule A hereto and are incorporated herein by reference.
Residence or business address:
(i) The business address of Huaqin Xue is c/o 3877 El Camino Real, Ste 201, Palo Alto CA 94306.

(ii) Crystal Investment is a limited liability company incorporated under the laws of the British Virgin Islands. The business address of Crystal Investment is c/o Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(iii) Crystal Holdings is incorporated under the laws of the British Virgin Islands. The business address of Crystal Holdings is c/o Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(iv) The business address of Dave Liguang Chenn is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong.

(v) Oceanpine Investment is an exempted limited partnership incorporated under the laws of the Cayman Islands. The business address of Oceanpine Investment and Oceanpine Growth is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong.

(vi) Oceanpine Capital is a limited company incorporated under the laws of British Virgin Islands. The business address of Oceanpine Capital is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong.

The business address of each of the directors and executive officers of the Reporting Persons and Oceanpine Growth as of the date hereof, if any and not disclosed herein, is set forth in Schedule A hereto and are incorporated herein by reference.
Present principal occupation or employment:
(i) Huaqin Xue is the director of Crystal Holdings and Crystal Investment.

(ii) The principal business of Crystal Investment is making, holding and disposing of investments.

(iii) Crystal Holdings is principally a holding company for Crystal Investment and other investments of Huaqin Xue.

(iv) Dave Liguang Chenn is the founder, chief executive officer and managing partner of Oceanpine Capital.

(v) The principal business of Oceanpine Investment is private equity investments.

(vi) Oceanpine Capital is principally engaged in investment in high-tech and healthcare enterprises.

The principal business of Oceanpine Growth is assets management on behalf of institutional investors, family offices, and high net-worth individuals.

The present principal occupation or employment of each of the directors and executive officers of the Reporting Persons and Oceanpine Growth as of the date hereof, if any and not disclosed herein, is set forth in Schedule A hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and to the best knowledge of the Reporting Persons, none of Tianying Yao and the directors and executive officers of the Reporting Persons and Oceanpine Growth identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and to the best knowledge of the Reporting Persons, none of Tianying Yao and the directors and executive officers of the Reporting Persons and Oceanpine Growth identified in Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Huaqin Xue is a citizen of Hong Kong.

Dave Liguang Chenn is a citizen of the United States.

The citizenship of each of the directors and executive officers of the Reporting Persons and Oceanpine Growth as of the date hereof, if any and not disclosed herein, is set forth in Schedule A hereto and are incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Revised Proposal (as described in Item 4 below), approximately US$20,000,000 will be expended in acquiring al of the outstanding Ordinary Shares not currently owned by the Reporting Persons (the "Publicly Held Shares").

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by equity capital arranged by the Reporting Persons. It is also anticipated that Reporting Persons who are existing shareholders of the Issuer will roll over their equity interests in the Issuer to an acquisition vehicle. The acquisition of the Publicly Held Shares is not expected to be subject to a financing condition.

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule13D is hereby amended and supplemented by the following:

On August 18, 2025, Oceanpine Investment and Oceanpine Capital (collectively, "Oceanpine") submitted a preliminary non-binding proposal letter (the "Proposal") to the board of directors of the Issuer, expressing Oceanpine's interests in acquiring all of the outstanding Ordinary Shares of the Issuer not owned by Oceanpine, for US$0.86 in cash per Ordinary Share. The Proposal indicates that it is the Oceanpine's preliminary indication of interest, and does not constitute any binding commitment with respect to the transactions proposed under the Proposal or any other transaction. No agreement, arrangement or understanding between the Issuer and Oceanpine relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by Oceanpine and the Issuer and all other appropriate parties.

On August 26, 2025, Oceanpine Investment, Oceanpine Capital and Crystal Investment (collectively, the "Consortium", and each, a "Consortium Member") entered into a consortium agreement (the "Consortium Agreement"), pursuant to which each Consortium Member has agreed, among other things, (i) that Oceanpine Capital, as the lead investor, shall act in good faith to engage in discussions with the special committee of the Issuer or the Issuer regarding the proposed transaction (the "Proposed Transaction"), negotiate and finalize the definitive agreements in connection with the Proposed Transaction; (ii) to cooperate in engaging advisors; (iii) to cooperate in entry into definitive agreements with respect to the Proposed Transaction; (iv) that for a period ending on the earlier of (A) the date which is twenty-four (24) months after the date of the Consortium Agreement, which may be extended as jointly agreed by all non-breaching Consortium Members in writing and (B) the termination of the Consortium Agreement pursuant to its terms thereof, each Consortium Member shall work exclusively with each other to implement the Proposed Transaction, including to evaluate the Issuer and its business, prepare, negotiate and finalize the definitive agreements, vote, or cause to be voted, at every shareholder meeting all of its equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer (x) against any alternative transaction or matter that would facilitate an alternative transaction and (y) in favor of the Proposed Transaction, and not to acquire or dispose of the Ordinary Shares of the Issuer, subject to certain exceptions; and (v) that subject to certain conditions including entry into definitive agreements with respect to the Proposed Transaction, each applicable Consortium Member shall contribute (or cause their affiliates to contribute) respective applicable cash or Ordinary Shares to a new company to be formed by the Consortium in exchange for its newly issued equity interests.

On the same date, the Consortium submitted a revised non-binding proposal letter (the "Revised Proposal") to the board of directors of the Issuer relating to the Proposed Transaction. The Revised Proposal indicates that it is the Consortium's preliminary indication of interest and does not constitute any binding commitment with respect to the Proposed Transaction or any other transaction. No agreement, arrangement or understanding between the Issuer and the Consortium relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by the Issuer and the Consortium and all other appropriate parties. The other key terms of the Proposed Transaction remain the same as those set forth in the Proposal.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any Consortium Member is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is consummated, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Stock Market. In addition, the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger) to consist of persons to be designated by the Consortium, and a change in the Issuer's memorandum and articles of association to reflect that the Issuer would become a privately held company.

References to the Proposal, the Consortium Agreement and the Revised Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, the Consortium Agreement and the Revised Proposal, which are attached hereto as Exhibit B, Exhibit C and Exhibit D respectively, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 41,212,693 Ordinary Shares outstanding as of June 30, 2025 as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the principal terms of the Proposal, the Consortium Agreement, and the Revised Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Joint Filing Agreement dated August 27, 2025 by and among the Reporting Persons.

B Proposal dated August 18, 2025 from Oceanpine to the board of directors of the Issuer.

C Consortium Agreement dated August 26, 2025 by and among Oceanpine Investment, Oceanpine Capital, and Crystal Investment.

D Revised Proposal dated August 26, 2025 from Oceanpine and Crystal Investment to the board of directors of the Issuer.

## Signatures
- Huaqin Xue: /s/ Huaqin Xue, Huaqin Xue (08/27/2025)
- Crystal Peak Holdings Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (08/27/2025)
- Crystal Peak Investment Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (08/27/2025)
- Dave Liguang Chenn: /s/ Dave Liguang Chenn, Dave Liguang Chenn (08/27/2025)
- Oceanpine Investment Fund II LP: /s/ Dave Liguang Chenn, Dave Liguang Chenn/Director (08/27/2025)
- Oceanpine Capital Inc.: /s/ Yang Jiayu, Yang Jiayu/Director (08/27/2025)